EXHIBIT 12.1

Sabine Pass Liquefaction, LLC

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except ratio)
Earnings:
Pre-tax income (loss) from continuing operations	$(193,465)	$(265,617)	$(376,853)	$(194,490)	$(85,157)
Fixed charges	649,528	531,885	398,263	238,992	35,474
Amortization of capitalized interest	216	—	—	—	—
Interest capitalized	(463,090)	(495,165)	(374,041)	(227,900)	(35,114)

Total earnings (loss) available for fixed charges	$(6,811)	$(228,897)	$(352,631)	$(183,398)	$(84,797)

Fixed Charges
Interest expense on indebtedness	$185,825	$36,330	$23,909	$10,796	$139
Interest capitalized	463,090	495,165	374,041	227,900	35,114
Interest expense on portion of rent	613	390	313	296	221

Total fixed charges	$649,528	$531,885	$398,263	$238,992	$35,474

Ratio of earnings to fixed charges (1)	—		—	—	—

(1)	For the purposes of computing these ratios: (i) earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest and (ii) fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings were not adequate to cover fixed charges by $656.3 million, $760.8 million, $750.9 million, $422.4 million and $120.3 million, respectively.